UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

QUAINT OAK BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

74732T 10 6

(CUSIP Number)

Robert T. Strong
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, Pennsylvania 18966
(215) 364-4059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits.  See Rule '13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (the AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 74732T 10 6	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert T. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,715
	8	SHARED VOTING POWER 61,818
	9	SOLE DISPOSITIVE POWER 34,715
	10	SHARED DISPOSITIVE POWER 61,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON IN

_________________________________________
*
The Reporting Person's percentage ownership is determined by assuming that options beneficially held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.

CUSIP No. 74732T 10 6	13D/A	Page 3 of 6 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed by Robert T. Strong ("Reporting Person"), as an amendment to the Statement on Schedule 13D (the "Statement") relating to the shares of common stock, par value $.01 per share ("Common Stock") of Quaint Oak Bancorp, Inc. (the "Issuer") filed with the Securities and Exchange Commission on May 26, 2011.  The Statement is hereby amended as follows:

Item 1.  Security and Issuer.

The securities as to which this Amendment No. 2 to Schedule 13D ("Schedule") relates are the shares of common stock, par value $0.01 per share ("Common Stock"), of Quaint Oak Bancorp, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 501 Knowles Avenue, Southampton, Pennsylvania 18966.

Item 2.  Identity and Background.

(a)           Robert T. Strong ("Reporting Person").

(b)           The Reporting Person's business address is the Issuer's principal executive office, 501 Knowles Avenue, Southampton, Pennsylvania 18966.

(c)           The Reporting Person is the President and Chief Executive Officer of the Issuer.  The Issuer's name and address are as provided in Item 1.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns 38,886 shares of Common Stock held jointly with his spouse, 11,811 shares of Common Stock allocated to his account in the Issuer's Employee Stock Ownership Plan ("ESOP"), and 11,121 shares acquired through his individual retirement account.  All purchases by the Reporting Person were made with personal funds.  The Reporting Person also has been granted options to purchase an aggregate of 34,715 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person.  The amount beneficially owned excludes 5,000 shares awarded to the Reporting Person pursuant to the Issuer’s 2013 Stock Incentive Plan, over which he does not have or share voting or dispositive power.

CUSIP No. 74732T 10 6	13D/A	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

The Reporting Person is President and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer.  The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.  The Reporting Person does not intend to obtain control of the Issuer.

The Reporting Person currently has no plans or proposals (excluding actions which may be taken or proposed to be taken by the Issuer’s Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 96,533 shares of Common Stock which represents approximately 9.7% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options.  At the date hereof, 964,449 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

(b)           The Reporting Person is deemed to have sole voting and dispositive power with respect to 34,715 shares which may be purchased upon the exercise of stock options.  The Reporting Person has shared voting and dispositive power with respect to 11,811 shares of Common Stock allocated to his account in the ESOP, 38,886 shares held jointly with his spouse and 11,121 shares of Common Stock held in his individual retirement account.

CUSIP No. 74732T 10 6	13D/A	Page 5 of 6 Pages

(c)           The Reporting Person effected the following transactions in the Issuer’s securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Shares	Price	Transaction Type
Common Stock	By IRA	September 3, 2013	500	$16.15	Purchase
Common Stock	By IRA	September 13, 2013	500	$16.20	Purchase

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options, restricted stock awards and employee benefit plans.  The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 74732T 10 6	13D/A	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

/s/Robert T. Strong
Date: October 28, 2013	Robert T. Strong